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07076168

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



MAIL PROCESSING
RECEIVED
SEP 19 2007
SECTION
D.C. 182

Securities Act Rule 801 (Rights Offering) ☐
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☑
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Pulse Data Inc.

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

6818862 Canada Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

PROCESSED
OCT 15 2007
THOMSON
FINANCIAL

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Douglas Cutts
President and Chief Executive Officer
Suite 2400,
639 - 5th Avenue S.W.
Calgary, Alberta T2P 6M9
(403) 237-5559

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2007

(Date Tender Offer / Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not Applicable

(b) The following documents amend and/or restate certain documents previously furnished to the U.S. Securities and Exchange Commission on Form CB by 6818862 Canada Inc. with regards to its offer to purchase the Common Shares of Pulse Data Inc.:

- Notice of Extension furnished by 6818862 Canada Inc. dated September 18, 2007, a copy of which is furnished as Exhibit I.(1).

Item 2. Informational Legends

Not Applicable

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not Applicable

(2) Not Applicable

(3) Not Applicable

PART III
CONSENT TO SERVICE OF PROCESS

6818862 Canada Inc. filed with the U.S. Securities and Exchange Commission on August 13, 2007 a written irrevocable consent and power of attorney on Form F-X.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6818862 CANADA INC.

By 
Name: William Restrepo
Title: Chief Financial Officer

Date: September 17, 2007

EXHIBIT INDEX

Exhibit	Description
I.(1)	Notice of Extension furnished by 6818862 Canada Inc. dated September 18, 2007.

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority in Canada or the United States or any other jurisdiction nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

September 18, 2007

NOTICE OF EXTENSION

by

6818862 CANADA INC.,

an indirect wholly-owned subsidiary of

SEITEL, INC.


SEITEL

of its

OFFER TO PURCHASE FOR CASH

all of the outstanding Common Shares

of

PULSE DATA INC.

at a price of

$3.10 Per Common Share

6818862 Canada Inc. (the "Offeror"), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Seitel, Inc., a corporation incorporated under the laws of the State of Delaware ("Seitel"), hereby gives notice that it has extended until 5:00 p.m. (Toronto time) on September 28, 2007 its offer dated August 10, 2007, as previously varied by the notice of variation (the "Notice of Variation") dated August 22, 2007 (collectively, the "Original Offer"), to purchase each issued and outstanding common share of Pulse Data Inc. ("Pulse Data"). Seitel, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. (collectively, the "Joint Actors") are acting jointly or in concert with the Offeror in connection with the Original Offer as extended hereby.

The Offer has been extended and is now open for acceptance until 5:00 p.m. (Toronto time) on September 28, 2007 (the "Expiry Time") unless the Offer is further extended or withdrawn by the Offeror.

This Notice of Extension should be read in conjunction with the Original Offer and accompanying circular (the "Original Circular") dated August 10, 2007 (the Original Offer and the Original Circular together constitute the "Offer and Circular") and the Notice of Variation. Except as otherwise set forth herein, the terms and conditions previously set forth in the Offer and Circular, as amended by the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. All references to the "Offer" in this Notice of Extension, the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended by the Notice of Variation and hereby, and all references in such documents to the "Circular" mean the Original Circular as amended by the Notice of Variation and hereby. Unless the context requires otherwise, capitalized terms used but not defined herein have the respective meanings given to them in the Offer and Circular.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

Shareholders who have validly deposited and not withdrawn their Pulse Data Common Shares using the Letter of Transmittal and, if applicable, a Notice of Guaranteed Delivery do not need to take any further action to accept the Offer. If you wish to accept the Offer you should either (i) complete and sign the Letter of Transmittal (printed on **blue** paper) (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Pulse Data Common Shares, and any other required documents, to CIBC Mellon Trust Company as depositary (the "Depositary"), at any of its offices specified in the Letter of Transmittal, (ii) deposit your Pulse Data Common Shares under the Offer pursuant to the procedures for book-entry transfer set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Pulse Data Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to deposit your Pulse Data Common Shares under the Offer.

If you wish to deposit your Pulse Data Common Shares under the Offer and (i) the certificates representing your Pulse Data Common Shares are not immediately available, (ii) you cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, your Pulse Data Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

All Pulse Data Common Shares taken up under the Offer will be paid for in Canadian dollars only.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this document. Requests for additional copies of this document, the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at the Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Offeror has not authorized anyone to provide any information or make any representation about the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offeror or its affiliates accompanying this document. You should not rely on any information or any representation regarding the Offeror or its affiliates not contained in the Offer and Circular, this document or not contained in any material accompanying this document.

While the Offer is being made to all Shareholders, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in or from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction. Any holder of Pulse Data Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this document and related documents at the offices of the Depositary set forth on the back cover of this document.

The information contained in this document speaks only as of the date of this document, and the Offeror does not undertake to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

THIS DOCUMENT, THE OFFER, THE CIRCULAR, THE NOTICE OF VARIATION, THE LETTER OF TRANSMITTAL AND, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities regulatory authority, nor has the SEC or any state securities regulatory authority passed upon the accuracy or adequacy of the Offer and Circular. Any representation to the contrary is a criminal offense.

The Offer is being made for the securities of a foreign issuer in accordance with the applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in force in the United States. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror is organized under the laws of Canada, that some of the Offeror's directors reside outside the United States and that all or a substantial portion of the assets of the Offeror and such persons may be located outside the United States. It may be difficult to compel the Offeror and its affiliates to subject themselves to the jurisdiction of a U.S. court or to enforce a judgment obtained from a U.S. court.

To the extent permissible under Canadian and U.S. law, the Offeror, the Joint Actors and their respective nominees, advisors or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Pulse Data Common Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases, or arrangements to purchase, must comply with applicable Canadian rules, including the restriction that such purchases not exceed 5% of the outstanding Pulse Data Common Shares as of the date of the Offer. The Offeror will disclose such purchases, if any, as required by Canadian law or the rules and regulations of the TSX and will also publicly release such information in the United States. Any Pulse Data Common Shares purchased by the Offeror during the Offer other than pursuant to the Offer would be counted in the determination as to whether the Minimum Tender Condition has been fulfilled.

Shareholders in the United States should be aware that the disposition of Pulse Data Common Shares by you as described in the Offer and Circular may have tax consequences both in the United States and in Canada. Such consequences may not be fully described in the Offer and Circular and you are encouraged to consult your tax advisors. See Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations" beginning on page 31 thereof, and Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations" beginning on page 28 thereof.

NOTICE TO HOLDERS OF OPTIONS OR OTHER RIGHTS TO ACQUIRE PULSE DATA COMMON SHARES

The Offer is made only for Pulse Data Common Shares. The Offer is not made for any options, warrants or any other rights (collectively, "Options") to acquire Pulse Data Common Shares (other than SRP Rights (as defined below)). Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Option immediately prior to such transaction.

The tax consequences to holders of Options of exercising their Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data", in addition to certain statements contained elsewhere in the Offer and Circular, contain forward-looking statements and are prospective. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

REPORTING CURRENCY

All references to "$" or "dollars" in the Offer and Circular, the Notice of Variation and this Notice of Extension refer to Canadian dollars, unless otherwise indicated.

The financial information regarding Pulse Data contained in the Offer and Circular is reported in Canadian dollars and, according to Pulse Data, Pulse Data's audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING PULSE DATA

Except as otherwise indicated, the information concerning Pulse Data contained in the Offer and Circular, the Notice of Variation and this Notice of Extension has been taken from or is based upon publicly available documents and records of Pulse Data on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. None of the Offeror, the Joint Actors or any of their respective directors, officers or general partners assumes any responsibility for the accuracy or completeness of such information, including for any failure by Pulse Data to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or the Joint Actors. None of the Offeror or the Joint Actors has any means of verifying the accuracy or completeness of any of the information contained in the Offer and Circular, the Notice of Variation or herein that is derived from Pulse Data's publicly available documents or records or whether there has been any failure by Pulse Data to disclose events that may have occurred or may affect the significance or accuracy of any information.

NOTICE OF EXTENSION

September 18, 2007

TO: THE HOLDERS OF PULSE DATA COMMON SHARES

This Notice of Extension amends and supplements the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery, pursuant to which the Offeror is offering to purchase, on the terms and subject to the conditions contained therein, each issued and outstanding Pulse Data Common Share.

Except as otherwise set forth in this Notice of Extension, the terms and conditions previously set forth in the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery continue to be applicable in all respects. This Notice of Extension should be read in conjunction with the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery.

All references to the "Offer" in this Notice of Extension, the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery mean the Original Offer as amended by the Notice of Variation and hereby and all references in such documents to the "Circular" mean the Original Circular as amended by the Notice of Variation and hereby. Capitalized terms used in this Notice of Extension and not defined herein that are defined in the Offer and Circular have the respective meanings ascribed thereto in the Offer and Circular.

1. Extension of the Offer

By notice to the Depositary given on September 18, 2007, and a news release subsequently issued by the Offeror, the Offeror extended the time for acceptance of the Offer to 5:00 p.m. (Toronto time) on September 28, 2007, and the Offer shall expire at such time on September 28, 2007 unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer". Accordingly, the definition of "Expiry Date" in the Offer and Circular is deleted in its entirety and replaced by the following:

"Expiry Date" means September 28, 2007 or such later date as is set out in a notice of variation or extension of the Offer issued at any time and from time to time extending the period during which Pulse Data Common Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

All references in the Offer and Circular, the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery to the foregoing term are amended to reflect the foregoing change.

2. Recent Developments

On August 15, 2007, Computershare Trust Company of Canada, as agent for Pulse Data, announced that a record date of August 24, 2007 had been set in respect of a meeting of Shareholders to be held on September 21, 2007.

On August 22, 2007, Pulse Data issued a press release announcing a special meeting of Shareholders to be held on September 21, 2007 for the purpose of submitting the Rights Plan to Shareholders for approval.

On August 22, 2007, Seitel received a draft confidentiality and standstill agreement (the **"CSA"**) from William Blair, the independent financial advisor retained by the special committee of the Pulse Data Board.

On August 22, 2007, the Offeror filed on SEDAR the Notice of Variation, the Letter of Transmittal and the Notice of Guaranteed Delivery and mailed to Shareholders each such document together with the Offer and Circular.

According to the information disclosed in the Directors' Circular (as defined below), on August 23, 2007, the Pulse Data Board met and approved its Directors' Circular and a Notice of Meeting and Information Circular for a special meeting of Shareholders at which the Rights Plan would be submitted to Shareholders for approval.

On August 28, 2007, Pulse Data filed on SEDAR its Directors' Circular, dated August 24, 2007 (the **"Directors' Circular"**) in which the Pulse Data Board unanimously recommended that Shareholders reject the Offer. On that same date Pulse Data also issued a press release announcing the filing of the Directors' Circular and filed on SEDAR copies of four valuation reports referred to in the Directors' Circular.

Between August 29, 2007 and September 4, 2007, Pulse Data and Seitel exchanged drafts of the CSA, indicating the terms upon which each side was prepared to enter into the CSA.

On August 31, 2007, Pulse Data filed on SEDAR (a) a notice, dated August 24, 2007, in respect of the special meeting of Shareholders previously called for September 21, 2007 to submit the Rights Plan to Shareholders for approval,

(b) its management's information circular, dated August 24, 2007, in respect of such meeting and (c) the form of proxy to be used in connection with such meeting.

On September 5, 2007, representatives of Pulse Data, Seitel, their respective counsel and William Blair held a conference call to discuss the outstanding issues in respect of the CSA. No agreement was reached on the terms of the CSA, but Pulse Data's representatives undertook to raise the concerns expressed by Seitel with Pulse Data's special committee in order to determine whether the special committee was prepared to accommodate such concerns.

On September 5, 2007, Pulse Data announced that it had entered into a letter of intent to sell its subsidiaries Terrapoint Canada Inc. and Terrapoint USA Inc. to a group led by Terrapoint management, with a scheduled closing date of September 28, 2007. The terms of the proposed transaction were not disclosed.

On September 10, 2007, Pulse Data issued a press release announcing that it amended the definitions of "associate" and "controlled" contained in the Rights Plan.

On September 11, 2007, Pulse Data filed on SEDAR a copy of such amendment to the Rights Plan.

On September 12, 2007, McLeod Dixon LLP, counsel to Pulse Data, contacted Fasken Martineau DuMoulin LLP, Canadian counsel to the Offeror, to follow up on the September 5 conference call described above. Macleod Dixon LLP advised Fasken Martineau DuMoulin LLP that the special committee of the Pulse Data Board was not prepared to accept the changes to the CSA requested by the Offeror.

On September 18, 2007, the Offeror and Seitel issued a press release to announce the extension of the Offer and the Offeror's intention to bring an application before the ASC prior to the Expiry Date to challenge the Rights Plan.

3. Time and Manner for Acceptance

Pulse Data Common Shares may be deposited to the Offer in accordance with the provisions of Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

4. Withdrawal of Deposited Shares

Shareholders have the right to withdraw Pulse Data Common Shares deposited pursuant to the Offer under the circumstances and in the manner described in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares".

5. Take Up of and Payment for Deposited Pulse Data Common Shares

If all of the conditions referred to in Section 2 of the Offer to Purchase, "Conditions of the Offer" (as amended by the Notice of Variation and hereby and, if the Offer is further extended or varied, as amended by each such extension or variation), have been fulfilled or, where permitted, waived prior to the Expiry Time, the Offeror will become obligated (a) to take up the Pulse Data Common Shares that were validly deposited under the Offer and not withdrawn, no later than ten days from the Expiry Date, and (b) to pay as soon as practical for the Pulse Data Common Shares it has taken up, not later than the earlier of (i) the tenth day after the Expiry Date, and (ii) three business days after taking up the Pulse Data Common Shares. See Section 3 of the Offer to Purchase, "Take Up of and Payment for Deposited Pulse Data Common Shares".

6. Amendments to the Original Offer

The Original Offer shall be read as amended in order to give effect to the amendments set forth in this Notice of Extension.

7. Offerees' Statutory Rights

Securities legislation in certain of the jurisdictions of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder's province or territory. Shareholders should refer to any applicable provisions of the securities legislation of their respective jurisdictions for the particulars of those rights or consult with a lawyer.

8. Directors' Approval

The contents of the Notice of Extension have been approved, and the sending thereof to the Shareholders has been authorized, by the Boards of Directors of the Offeror and Seitel.

APPROVAL AND CERTIFICATE

DATED: September 18, 2007

The contents of the Notice of Extension have been approved by, and the sending thereof to the Shareholders has been authorized by, the Boards of Directors of each of 6818862 Canada Inc. and Seitel, Inc.

The foregoing, together with the Offer and Circular dated August 10, 2007 and the Notice of Variation dated August 22, 2007, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Offer and Circular dated August 10, 2007 and the Notice of Variation dated August 22, 2007, does not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer.

6818862 CANADA INC.

(Signed) PETER H. KAMIN
Chief Executive Officer

(Signed) WILLIAM J. RESTREPO
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER H. KAMIN
Director

(Signed) WILLIAM R. LEAKEY
Director

SEITEL, INC.

(Signed) ROBERT D. MONSON
Chief Executive Officer

(Signed) WILLIAM J. RESTREPO
Chief Financial Officer

On behalf of the Board of Directors

(Signed) PETER H. KAMIN
Director

(Signed) JEFFREY W. UBBEN
Director

11

The Depositary for the Offer is:

CIBC Mellon Trust Company

Toronto

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll-Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

END